EXHIBIT 99.2

DUNXIN FINANCIAL HOLDINGS LIMITED

23rd Floor, Lianfa International Building

128 Xudong Road, Wuchang District

Wuhan City, Hubei Province 430063

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF THE COMPANY

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board”) of Dunxin Financial Holdings Limited (the “Company,” “we,” “us,” or “our”) for the Annual General Meeting of Shareholders to be held on December 30, 2021 at 23rd Floor, Lianfa International Building, 128 Xudong Road, Wuchang District, Wuhan City, Hubei Province, the People’s Republic of China 430063 at 9:00 A.M. Beijing Time, and virtually through teleconference at +86-851-28753555 and for any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting of Shareholders. Any shareholder appointing such a proxy has the power to revoke it at any time before it is voted or the shareholder attends the Annual General Meeting in person. Written notice of such revocation should be forwarded directly to the secretary of the Company at the above stated address.

This proxy statement and the accompanying Notice of Annual General Meeting of Shareholders are first being sent to holders of the Company’s ordinary shares, par value $0.00005 per share (the “Shares”) on or about December 9, 2021. Holders of Shares and American depositary shares, each representing the right to receive forty-eight (48) Shares (the “ADSs”) will receive an instruction on access to the meeting together with this proxy statement. Your vote is important. Accordingly, you are urged to sign and return the accompanying proxy card whether or not you plan to attend the Annual General Meeting in person. If you do attend the Annual General Meeting, you may vote by ballot at the Annual General Meeting and your proxy will be deemed to be revoked.

VOTING SECURITIES

Only holders of the Shares, whose names are on the register of members of the Company at the close of business on December 3, 2021 (the “Record Date”) are entitled to receive notice of and to vote in respect of the matters requiring shareholders’ vote at the meeting, and are cordially invited to attend the meeting as well as any adjourned or postponed meeting thereof. Whether or not you expect to attend, you are respectfully requested by the Board to sign, date and return the enclosed proxy card promptly. Shareholders who appoint proxies retain the right to revoke them at any time prior to the voting thereof.

Holders of the Company’s ADSs issued by Deutsche Bank Trust Company Americas, as depository of the ADSs (the “Depository”), are not entitled to attend or vote at the meeting. Instead, holders of ADSs as of the Record Date will need to instruct the Depository as to how to vote the Shares represented by the ADSs.

As of the Record Date, the Company had 1,002,201,016 issued and outstanding Shares entitled to vote. For purposes of voting at the Annual General Meeting, each Share is entitled to one vote upon all matters to be acted upon at the Annual General Meeting. A quorum consists of the presence in person or by proxy of at least two shareholders being not less than an aggregate of one-third of the Shares and entitled to vote present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. The affirmative vote of a simple majority of the votes cast in person or by proxy at the meeting and entitled to vote on the election of directors is required for the election of our directors.

If the enclosed proxy is properly executed and returned, the Shares represented thereby will be voted in accordance with the directions therein and otherwise in accordance with the judgment of the persons designated as proxies (unless a reference to the holder of the proxy having such discretion has been deleted and initialed on the proxy card). Any proxy card on which no instruction is specified will be voted in favor of the re-election of the nominees set forth under the caption “Election of Directors”.

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VOTING

Voting by Holders of Shares

If you are a holder of record of the Shares, you may vote at the meeting. If you do not wish to vote at the meeting or you will not be attending the meeting, you may vote by proxy. If you have received a printed copy of these proxy materials by mail, you may vote by proxy using the enclosed proxy card. To vote by proxy using the enclosed proxy card (only if you have received a printed copy of these proxy materials by mail), complete, sign and date your proxy card and return it promptly in the envelope provided.

If you intend to vote by proxy, your proxy card must be received by 7:59 p.m. U.S. Eastern Time on December 28, 2021 to ensure that it is counted.

Voting by Holders of ADSs

As the holder of record for all the Shares represented by the ADSs, only the Depository may vote those Shares at the meeting.

We have requested the Depository to distribute to owners of record of ADSs at the close of business on the Record Date an ADS Voting Card. Upon the timely receipt from any holders of record of ADSs of voting instructions in the manner specified, the Depository will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted the number of Shares represented by the ADSs in accordance with such voting instructions. Under the terms of the deposit agreement for the ADSs, as amended (the “Deposit Agreement”), the Depository will not vote or attempt to exercise the right to vote other than in accordance with such voting instructions or such deemed instructions as further described in the paragraphs below.

There is no guarantee that a holder of ADSs will receive the materials described above with sufficient time to enable such holder to return voting instructions to the Depository in a timely manner, in which case the Shares underlying the holder’s ADSs may not be voted in accordance with such holder’s wishes.

If an ADS Voting Card is missing voting instructions, the Depository shall deem the holder of the ADSs in question to have instructed it to vote in favor of the items set forth in the ADS Voting Card. If an ADS Voting Card contains conflicting voting instructions as to any issue to be voted on at the meeting, the Depository shall deem the holder of the ADSs in question to have instructed it to abstain from voting on such issue.

If no timely instructions are received by the Depository from a holder of ADSs by 10:00 a.m. December 23, 2021, the Depository will deem such holder of ADSs to have instructed it to give a discretionary proxy to a person designated by the Company to vote the Shares represented by such holder’s ADSs, unless the Company has informed the Depository that (a) the Company does not wish such proxy to be given, (b) substantial opposition exists, or (c) the rights of holders of Shares may be materially adversely affected, in each case in accordance with the terms of the Deposit Agreement.

Revocability of Proxies and ADS Voting Cards

Any proxy given by a holder of Shares by means of a proxy form, and any voting instructions given by an ADS holder by means of an ADS Voting Card, may be revoked: (a) for holders of ADSs, by submitting a written notice of revocation or a fresh ADS Voting Card, as the case may be, bearing a later date, which must be received by the Depositary, no later than 10:00 a.m. December 23, 2021 or (b) for holders of Shares, by submitting a written notice of revocation or a fresh proxy form, as the case may be, bearing a later date, which must be received by the Company no less than 24 hours before the time appointed for the holding of the meeting or at any adjournment thereof.

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Proposal I

Election of Directors

The Board has nominated the current directors, Qi Chen and Weitao Liang, for re-election as directors until their successors are duly elected and become qualified or such time as they die, resign (or where their office are vacated in any other way) or are removed from office by a shareholders’ ordinary resolution. Pursuant to the terms of our offer letter with each of Messrs. Qi and Liang, they are up for re-election at the Annual General Meeting.

The Company has no reason to believe that any of the nominees will not be a candidate or will be unable to serve as director. However, in the event that any of the nominees should become unable or unwilling to serve as a director, the persons named in the proxy have advised that they will vote for the election of such person or persons as shall be designated by the directors, unless the proxy card contains contrary instructions.

The following table and subsequent narrative set forth the biographic information of the two director nominees.

Name	Age	Position/Title
Qi Chen	30	Independent Director
Weitao Liang	39	Independent Director

Qi Chen. Mr. Chen has served as an independent director of the Company since August 26, 2021. Mr. Chen has served as a senior manager of Baker Tilly China Certified Public Accountants since March 2019, primarily responsible for organizing and leading the project implementation and project process management, and providing consultation services about internal control and risk management systems. Since Mr. Chen’s joining Baker Tilly China Certified Public Accountants in December 2016, he consecutively served as a consultant of Enterprise Management Consulting Division from December 2016 to September 2017 and a senior consultant from September 2017 to March 2019, primarily responsible for evaluating the internal control systems of and providing risk and financial management consulting services for more than 30 enterprises. Mr. Qi Chen received his bachelor’s degree in Business and Financial Management from University of Hull, and master’s degree in International Business from University of Birmingham. He is a Certified Management Accountant (U.S.).

Weitao Liang. Mr. Liang has served as an independent director of the Company since April 29, 2021. Mr. Liang has over 14 years’ experience in corporate finance and investment banking. Mr. Liang serves as the head of Global Business Department in China Great Wall Securities Co. Ltd., an investment banking company, since March 2017, where he is responsible for forming its Hong Kong subsidiary, undertaking cross-border investment banking and financing business development and supervising a team of global asset management. Since Mr. Liang’s joining China Great Wall Securities Co. Ltd. in July 2012, he consecutively served as Executive Director of Investment Bank Quality Control Department from July 2012 to September 2013, Deputy Managing Director of Investment Bank Quality Control Department from September 2013 to March 2014, Deputy Managing Director of Investment Bank Capital Markets Department from March 2014 to March 2015, head of The National Equities Exchange and Quotations (NEEQ) listing business from March 2015 to March 2017. Prior to that, he consecutively worked in the Investment Banking Department of China Merchants Securities Co. Ltd. from June 2007 to September 2008, Investment Banking Strategic Clients Department of China Merchants Securities Co. Ltd., an investment banking company, from September 2008 to August 2010 and NEEQ Department of China Merchants Securities Co. Ltd. from August 2010 to June 2012. In addition, he has served as the financial advisor of Hainan Hotpot Media Blockchain Science & Tech Co., Ltd. since September 2019, where he provides financing and investment advice. He also served as the M & A advisor of Legend Blockchain & Mining Group Co., Ltd., a blockchain technology company, since November 2019, where he was involved in providing solutions for the acquisition and construction of new BTC mining facilities. Mr. Liang holds a Master’s degree in Engineering Management from City University of Hong Kong, a Master’s degree in Operations Research from Zhejiang University, and a Bachelor’s degree in Mathematics with a minor in Finance from Tongji University.

Our directors will not be subject to a term of office and hold office until such times as they resign or are removed from office by ordinary resolutions or as otherwise described below. Any director can be removed from office by ordinary resolution. A director will be removed from office automatically if, among other things, the director becomes bankrupt or has become of unsound mind.

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THE BOARD RECOMMENDS VOTING “FOR” THE RE-ELECTION OF EACH OF THE ABOVE DIRECTOR NOMINEES AS AN ORDINARY RESOLUTION.

BOARD OF DIRECTORS AND BOARD COMMITTEES

Our Board currently consists of four directors, including two independent directors. We have established an audit committee, a compensation committee and a nominating and governance committee. Each of the committees of the Board shall have the composition and responsibilities described below.

Terms of Directors

Our directors are not subject to a term of office and hold office until such times as they resign or are removed from office by ordinary resolutions or as otherwise described below. Any director can be removed from office by ordinary resolution. A director will be removed from office automatically if (a) the director becomes bankrupt or makes any arrangement of composition with his creditors; (b) dies or is found to be or becomes of unsound mind; (c) resigns his office by one months’ notice in writing to the Company; and (d) without special leave of absence from Board, is absent from meetings of the Board for three consecutive meetings and the Board resolves that his office be vacated; or (e) is removed from office pursuant to any other provision of the memorandum and articles of association of the Company.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith with a view to our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than what may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care, and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our Second Amended and Restated Memorandum and Articles of Association, and the class rights vested thereunder in the holders of the shares. Our Board has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our Board include, among others:

●	convening shareholders’ annual and extraordinary general meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares in our company, including the registration of such shares in our share register.

Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may, in certain limited exceptional circumstances, have the right to seek damages in our name if a duty owed by the directors is breached.

Board Leadership Structure and Role in Risk Oversight

The Board does not have a lead independent director. Ricky Qizhi Wei is our Chairman of the Board.

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Committees of the Board

Audit Committee

Our audit committee consists of Mr. Chen and Mr. Liang and is chaired by Mr. Chen. Each of Mr. Chen and Mr. Liang satisfies the “independence” requirements of Section 803A of the NYSE American Company Guide and Rule 10A-3 under the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things.:

●	appointing our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

●	reviewing with our independent auditors any audit issues and management’s response;

●	reviewing and approving all proposed related party transactions;

●	discussing the annual audited financial statements with management and our independent auditors;

●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of our current material weaknesses in internal control;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	such other matters that are specifically delegated to our audit committee by our Board from time to time;

●	meeting separately and periodically with management and our internal and independent auditors; and

●	reporting regularly to the full Board.

Compensation Committee

Our compensation committee consists of Mr. Liang and Mr. Chen and is chaired by Mr. Chen. Each of Mr. Liang and Mr. Chen satisfies the “independence” requirements of the NYSE American Company Guide. The compensation committee assists the Board in reviewing and approving the compensation structure of the directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. The Chief Executive Officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	approving and overseeing the compensation package for our executive officers;

●	reviewing and making recommendations to the Board with respect to the compensation of our directors;

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reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives and setting the compensation level of our chief executive officer based on this evaluation; and

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reviewing periodically and making recommendations to the Board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

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Nominating and Governance Committee

Our nominating and corporate governance committee consists of Mr. Chen and Mr. Liang, and is chaired by Mr. Liang. Each of Mr. Chen and Mr. Liang satisfies the “independence” requirements of the NYSE American Company Guide. The nominating and corporate governance committee assists the Board in identifying individuals qualified to become our directors and in determining the composition of the Board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	identifying and recommending to the Board nominees for election or re-election to the Board, or for appointment to fill any vacancy;

●	reviewing annually with the Board the current composition of the Board in light of the characteristics of independence, age, skills, experience and availability of service to the company;

●	identifying and recommending to the Board the directors to serve as members of the Board’s committees;

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advising the Board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations and making recommendations to the Board on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

GENERAL

Management does not know of any matters other than those stated in this proxy statement that are to be presented for action at the meeting. If any other matters should properly come before the meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies (unless a reference to the holder of the proxy having such discretion has been deleted and initialed on the proxy card). Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

The Company will bear the cost of preparing, printing, assembling and mailing the proxy card, proxy statement and other material which may be sent to shareholders in connection with this solicitation. In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph.

COMMUNICATIONS WITH THE BOARD

Shareholders wishing to communicate with the Board or any individual director may write to the Board or the individual director to the Board; Dunxin Financial Holdings Limited; 23rd Floor, Lianfa International Building, 128 Xudong Road, Wuchang District, Wuhan City, Hubei Province 430063. Any such communication must state the number of Shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the full Board or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual and current reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

December 9, 2021	By Order of the Board of Directors,

/s/ Ricky Qizhi Wei
Ricky Qizhi Wei
Chairman and Chief Executive Officer

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